EXHIBIT G-1



                    PROPOSED FORM OF FEDERAL REGISTER NOTICE


         SECURITIES AND EXCHANGE COMMISSION

         (Release No. 35-_____)

         Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

         January __, 2002

         Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

         Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by February __, 2002 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After February __, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

         PROGRESS ENERGY, INC.,     (70-9909)

         Progress Energy, Inc. ("Progress Energy"), whose principal business address is 410 South Wilmington Street, Raleigh, North Carolina 27602, a registered holding company, has filed a post-effective amendment to its application-declaration in this proceeding pursuant to Sections 6(a), 7, and 12(b) of the Act and Rules 45, 53 and 54 thereunder. Progress directly or indirectly owns all of the outstanding common stock of three public-utility companies: Carolina Power & Light Company, Florida Power Corporation, and North Carolina Natural Gas Corporation (collectively, the "Utility Subsidiaries"). Together, the Utility Subsidiaries provide retail and wholesale electric service to approximately 2.8 million customers in parts of North Carolina, South Carolina and Florida, and retail gas service to approximately 120,000 customers, all in North Carolina.

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         By order dated December 12, 2000 in File No. 70-9659,/1/ as modified in certain respects by order dated September 20, 2001 in this proceeding/2/ (together, the December 12, 2000 order and September 20, 2001 order are herein referred to as the "Current Financing Orders"), Progress Energy, the Utility Subsidiaries and Progress Energy's direct and indirect nonutility subsidiaries are authorized to engage in a program of external financing and intrasystem financing, to organize and acquire the equity securities of specified types of new subsidiaries, to pay dividends out of capital or unearned surplus, and to engage in other related financial and structural transactions from time to time through September 30, 2003 (the "Authorization Period").

         Among the other specific approvals granted under the Current Financing Orders, the Commission has authorized Progress Energy: (1) to issue and sell from time to time common stock, preferred stock or other forms of preferred securities and unsecured long-term debentures having maturities of up to 50 years (collectively, "Long-term Securities") in an aggregate amount at any time outstanding not to exceed $5.0 billion; (2) to issue and sell from time to time commercial paper and other forms of unsecured short-term indebtedness ("Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $2.5 billion, provided that the aggregate principal amount of all indebtedness of Progress Energy (or of any financing subsidiary of Progress Energy) at any time outstanding (including approximately $3.5 billion of indebtedness incurred by Progress Energy in order to finance, in part, its acquisition in November 2000 of all of the issued and outstanding common stock of Florida Progress) may not at any time exceed $6 billion (the "Progress Energy Debt Limit"); and (3) to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support (collectively, "Guarantees") during the Authorization Period with respect to the obligations of any of its subsidiary companies in an aggregate principal amount not to exceed $750 million outstanding at any one time, subject, however, to the limitations of Rule 53 and/or Rule 58, as applicable.

         Progress Energy now requests certain additional modifications to the Current Financing Orders, as follows: (1) an increase from $5.0 billion to $7.5 billion in the aggregate amount of Long-term Securities that Progress Energy may issue and have outstanding during the Authorization Period; (2) elimination of the Progress Energy Debt Limit; and (3) an increase from $750 million to $2.0 billion in the principal or stated amount of Guarantees that Progress Energy may provide at any one time with respect to the obligations of its subsidiaries.

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/1/  See Progress Energy, Inc., et al., Holding Co. Act Release No. 27297.

/2/  See Progress Energy, Inc., et al., Holding Co. Act Release No. 27440.

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         Except as stated in the preceding paragraph, Progress Energy is not seeking any other changes or modifications to the terms, conditions or limitations otherwise applicable under the Current Financing Orders to any specific securities (including Guarantees) issued by Progress Energy. Progress Energy states that it will maintain common equity as a percentage of consolidated capitalization (inclusive of Short-term Debt) at 30% or above during the Authorization Period. Accordingly, Progress Energy will not issue any securities unless, on a pro forma basis to take into account the issuance of such securities and the application of proceeds, common equity as a percentage of consolidated capitalization will remain at or above 30%. In addition, Progress Energy will maintain common equity as a percentage of capitalization of each of its three Utility Subsidiaries at 30% or above during the Authorization Period.

         Progress Energy states that it will utilize the proceeds of Long-term Securities during the remainder of the Authorization Period to retire Short-term Debt, to fund capital programs of its subsidiaries, to finance investments in new non-utility ventures (including, in particular, "exempt wholesale generators" that are currently under development or planned), and for other general corporate purposes. Progress Energy also projects the need to provide Guarantees, particularly on behalf of its nonutility subsidiaries, in amounts greater than currently authorized. Finally, Progress Energy submits that there is no need for an overall limit on the amount of debt it may have outstanding at any one time that is lower than the sum of the individual authorized limits, inasmuch as Progress Energy has committed to maintain common equity at or above 30% of consolidated capitalization, and also to maintain common equity of each of its three Utility Subsidiaries at or above 30% of capitalization.

         Progress Energy states that no State commission and no Federal commission, other than this Commission, has jurisdiction over the proposed transactions.